================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2002.

                                       Or

[   ]             Transition report pursuant to Section 15(d) of the Securities
                  Exchange Act of 1934

                  For the transition period from ____________ to ______________.


                        Commission File Number 001-14039



A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                            CALLON PETROLEUM COMPANY
                       EMPLOYEE SAVINGS & PROTECTION PLAN



B: Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

                            CALLON PETROLEUM COMPANY
                             200 NORTH CANAL STREET
                           NATCHEZ, MISSISSIPPI 39120


================================================================================

The Callon Petroleum Company Employee Savings and Protection Plan (the "Callon Petroleum Company Employee Savings and Protection Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Callon Petroleum Company Employee Savings and Protection Plan for the fiscal year ended December 31, 2002 prepared in accordance with the financial reporting requirements of ERISA.

                            CALLON PETROLEUM COMPANY
                              EMPLOYEE SAVINGS AND
                                 PROTECTION PLAN
                        Employer I. D. Number 94-0744280
                                 Plan Number 002

                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002

                                    CONTENTS



--------------------------------------------------------------------------------

Independent Auditor's Report                                                   1

--------------------------------------------------------------------------------

Financial Statements

  Statements of Net Assets Available for Benefits                              2

  Statement of Changes in Net Assets Available for Benefits                    3

  Notes to Financial Statements                                            4 - 9

Supplementary Information

  Schedule of Assets (Held at End of Year)                               10 - 13

--------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT


Plan Administrators
Callon Petroleum Company
Employee Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of Callon Petroleum Company Employee Savings and Protection Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Callon Petroleum Company Employee Savings and Protection Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Horne CPA Group


Jackson, Mississippi
October 6, 2003

                            CALLON PETROLEUM COMPANY
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001



                                                                 2002                2001
--------------------------------------------------------------------------------------------

ASSETS
Investments
  Participant directed
    Pooled separate accounts                                  $7,106,627          $4,362,802
    Participant loans                                            778,344             650,256
    Deposit with insurance company at contract value                   -           2,863,758
    Cash value of life insurance                                  79,777              85,808
    Employer securities                                          595,504                   -
  Nonparticipant directed
    Employer securities                                                -             853,565
                                                              ----------          ----------

          Total Investments                                    8,560,252           8,816,189
                                                              ----------          ----------

Employer Contribution Receivable                                  81,729              94,734
                                                              ----------          ----------

          Total assets                                        $8,641,981          $8,910,923
                                                              ==========          ==========

Net Assets Available for Benefits                             $8,641,981          $8,910,923
                                                              ==========          ==========



See accompanying notes.

                            CALLON PETROLEUM COMPANY
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                       Statement of Changes in Net Assets
                             Available for Benefits
                          Year Ended December 31, 2002



--------------------------------------------------------------------------------
Additions to Net Assets Attributed to
  Investment Income (Loss)
    Net depreciation in fair value of investments               $(1,559,934)
    Interest                                                         39,986
    Dividends                                                        84,296
    Decrease in cash surrender value of life insurance               (6,031)
                                                                -----------

                                                                 (1,441,683)
                                                                -----------
  Contributions
    Employer -- cash                                                358,412
    Employer -- noncash                                             274,738
    Employee                                                        573,216
    Rollovers                                                         9,120
    Insurance premiums                                                8,309
                                                                -----------

                                                                  1,223,795
                                                                -----------

  Other Income                                                        1,002
                                                                -----------

       Total Net Additions                                         (216,886)
                                                                -----------

Deductions from Net Assets Attributed to
  Benefits paid to participants                                      40,987
  Insurance premiums                                                  8,309
  Administrative expenses                                             2,760
                                                                -----------

       Total Deductions                                              52,056
                                                                -----------

       Net Decrease                                                (268,942)

Net Assets Available for Plan Benefits

  Beginning of Year                                               8,910,923
                                                                -----------

  End of Year                                                   $ 8,641,981
                                                                ===========




See accompanying notes.

                            CALLON PETROLEUM COMPANY
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002



NOTES TO FINANCIAL STATEMENTS

NOTE 1.  DESCRIPTION OF THE PLAN

The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

Employees become eligible to participate in the Plan on the first eligibility date of their employment and attainment of age twenty-one (21). Effective January 1, 2002, eligibility dates are the first day of each month. Prior to 2002, eligibility dates were the first day of each calendar quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participating employees may defer up to $11,000 ($12,000 if over age 50) in 2002 and $10,500 in 2001 of their eligible compensation. For the year ended December 31, 2002, the Company contributed a 2.5 percent non-matching contribution in cash and a 2.5 percent non-matching contribution in the form of Callon Petroleum Company common stock for each employee's eligible compensation. The Company also contributed a matching contribution at the rate of .3125 percent in cash and ..3125 percent in stock for every 1 percent that was deferred by the participant, limited to a maximum matching contribution by the company of 2.5 percent in cash and 2.5 percent in stock. For the year ended December 31, 2001, the Company contributed a 1 percent non-matching contribution in cash and a 1 percent non-matching contribution in the form of Callon Petroleum Company common stock for each eligible employee. The Company made a 50 percent matching cash contribution of each employee's deferred income. This Company matching contribution was limited to 4 percent of the employee's eligible compensation.
In addition, the Company contributed Callon Petroleum Company common stock equal to its matching cash contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and earnings thereon and an allocation of (a) the Company's contribution, and (b) Plan earnings. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                            CALLON PETROLEUM COMPANY
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002



NOTES TO FINANCIAL STATEMENTS

NOTE 1.  CONTINUED

INVESTMENT OPTIONS

Effective August 1, 2002, participants direct contributions, including employer cash matching contributions, into any of the investment options offered by ING. Prior to August 2002, participants could direct their contributions into investment options offered by Equitable Life Assurance Society ("Equitable"). Participants may change their investment options daily.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon and in the Company's contributions and earnings thereon.

Participant Loans

Loans are available to participants on a reasonably equivalent basis, at a minimum amount of $1,000 and bearing interest at a reasonable rate. Participants have up to 5 years to repay the loan unless it is for a principal residence, in which case the repayment period is 30 years. Each loan is secured by the borrowing participant's vested account balance; however, additional collateral may also be required. For the year ended December 31, 2002, the Plan allows participants to borrow up to seven loans at a time, which consist of five regular loans and two residential loans. The maximum of any new loans, when added to the outstanding balance of all other loans from the Plan, will be limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant's highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of the new loan over the participant's current outstanding balance of loans as of the date of the new loan, or (b) one-half of the participant's vested interest in the Plan. For the year ended December 31, 2001, the Plan allowed participants to borrow up to 50 percent of their total account balance, provided that the participant had participated in the Plan for at least 12 consecutive months and did not have any other loans outstanding at the time of the request.

Payment of Benefits

Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of his or her account, or (b) receive installments over a period not to exceed the employee's and beneficiary's assumed life expectancy.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                            CALLON PETROLEUM COMPANY
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002



NOTES TO FINANCIAL STATEMENTS

Note 2.  Summary of Significant Accounting Principles

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

All Plan investments as of December 31, 2002 are held by ING, the Plan custodian. Investments in pooled separate accounts are reported at the value reported to the Plan by ING, which approximates fair value. Investments in Callon Petroleum Company common stock is reported at quoted market values. Participant's loans are reported at the outstanding principal balance which approximates fair value. All Plan investments as of December 31, 2001 were held by Equitable.

Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date.

In 2001, the Plan had a deposit contract with Equitable Life Assurance Society. The account was credited with actual earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by Equitable. The contract was included in the financial statements at the December 31, 2001 contract value, as reported to the Plan by Equitable.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The employer absorbs substantially all administrative expenses of the Plan.

                            CALLON PETROLEUM COMPANY
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002



NOTES TO FINANCIAL STATEMENTS

Note 3.  Investments
..
The following table presents the fair value of the Plan's investments that represent 5 percent or more of the Plan's net assets at December 31, 2002 and 2001.

                                                                                            2002                2001
-----------------------------------------------------------------------------------------------------------------------

Pooled Separate Accounts
  Alliance Common Stock Fund                                                            $         -         $   973,954
  EQ Aggressive Stock Fund                                                                        -             714,444
  ING Fixed Account                                                                       4,115,776                   -
  ING VP Index Plus LargeCap Portfolio                                                      490,606                   -
  Fidelity VIP Growth Portfolio                                                             646,284                   -

Deposit Contract
  Equitable Guaranteed Interest Account                                                           -           2,863,758

Employer Securities
  Callon Petroleum Company Stock                                                            595,504             853,565

Participant loans                                                                           778,344             650,256

The Plan's investments (including gains and losses on investments bought, sold, and held during the year) depreciated
$1,559,934 during the year ended December 31, 2002 as follows:


-----------------------------------------------------------------------------------------------------------------------

Pooled Separate Accounts                                                                                    $(1,124,204)

Deposit Contract
  Equitable Guaranteed Interest Account                                                                          87,060

Employer Securities
  Callon Petroleum Company Stock                                                                               (522,790)
                                                                                                            -----------

    Net Depreciation in Fair Value of Investments                                                           $(1,559,934)
                                                                                                            ===========

                            CALLON PETROLEUM COMPANY
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002



NOTES TO FINANCIAL STATEMENTS

Note 4.  Nonparticipant Directed Investments

The significant components of the changes in net assets relating to the nonparticipant directed investments are as follows:


----------------------------------------------------------------------
Changes in Net Assets
  Contributions                                              $ 259,873
  Net depreciation                                            (494,920)
  Benefits paid to participants                                 (4,755)
  Transfers to participant directed investments               (613,763)
                                                             ---------
                                                             $(853,565)
                                                             =========

As of December 31, 2002, all Plan investments are participant directed.


Note 5.  Tax Status of Plan

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan's Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.


Note 6.  Related-Party Transactions

Certain Plan investments are units of pooled separate accounts managed by ING. ING is the custodian of the Plan assets as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                            CALLON PETROLEUM COMPANY
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                         December 31, 2002 and 2001 and
                          Year Ended December 31, 2002



NOTES TO FINANCIAL STATEMENTS

Note 7.  Reconciliation of Financial Statements to Form 5500

The financial information included in the Plan's Form 5500 is reported on the cash basis of accounting. Therefore, the following reconciliation is included to reconcile the net assets available for benefits and the net decrease in net assets available for benefits per the financial statements to the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                   DECEMBER 31,
                                          ----------------------------
                                              2002             2001
----------------------------------------------------------------------

Net assets available for benefits per
  the financial statements                $ 8,641,981      $ 8,910,923

Employer contribution receivable              (81,729)         (94,734)
                                          -----------      -----------

Net assets available for benefits per
  the Form 5500                           $ 8,560,252      $ 8,816,189
                                          ===========      ===========

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements to the Form 5500:

                                              YEAR ENDED
                                             DECEMBER 31,
                                                2002
-----------------------------------------------------------

Net decrease in net assets available for
  benefits per the financial statements      $(268,942)

Less current year employer contribution
  receivable                                   (81,729)

Plus prior year employer contribution
  receivable                                    94,734
                                             ---------

Net decrease in net assets available for
  benefits per the Form 5500                 $(255,937)
                                             =========

                                                                     Page 1 of 4
                            CALLON PETROLEUM COMPANY
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                         Employer I.D. Number 94-0744280
                                 Plan Number 002
                    Schedule of Assets (Held at End of Year)
                                December 31, 2002

              (b) IDENTITY OF                                                                    (d)      CURRENT
(a)           ISSUER, BORROWER                   (c) DESCRIPTION                                           VALUE
--------------------------------------------------------------------------------------------------------------------------

           Pooled Accounts
*            ING                                  Separate Account, ING
                                                  Fixed Account                                  $          4,115,776

*            ING                                  Separate Account, ING VP
                                                  Money Market Portfolio --
                                                  1,974.830 Units                                              19,950

*            ING                                  Separate Account, ING
                                                  GNMA Income Fund --
                                                  3,125.554 Units                                              33,653

*            ING                                  Separate Account, ING
                                                  PIMCO Total Return
                                                  Portfolio -- 366.179 Units                                    3,959

*            ING                                  Separate Account, Pioneer
                                                  High Yield Fund -- 41.274
                                                  Units                                                           414

*            ING                                  Separate Account, ING UBS
                                                  Tactical Asset Allocation --
                                                  194.905 Units                                                 1,576

*            ING                                  Separate Account, ING VP
                                                  Strategic Allocation Balanced
                                                  Portfolio -- 1,215.847 Units                                 11,274

*            ING                                  Separate Account, ING VP
                                                  Strategic Allocation Income
                                                  Portfolio -- 169.559 Units                                    1,640

*            ING                                  Separate Account,
                                                  Oppenheimer Capital Income
                                                  Fund -- 40,696.350 Units                                    362,737

                                                                     Page 2 of 4
                            CALLON PETROLEUM COMPANY
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                         Employer I.D. Number 94-0744280
                                 Plan Number 002
                    Schedule of Assets (Held at End of Year)
                                December 31, 2002

              (b) IDENTITY OF                                                                    (d)      CURRENT
(a)           ISSUER, BORROWER                   (c) DESCRIPTION                                           VALUE
--------------------------------------------------------------------------------------------------------------------------

          Pooled Accounts (Continued)
*           ING                                   Separate Account, Alliance
                                                  Growth and Income
                                                  Portfolio -- 42,778.099 Units                  $            352,815

*           ING                                   Separate Account, ING Van
                                                  Kempen Comstock
                                                  Portfolio -- 225.179 Units                                    1,890

*           ING                                   Separate Account, ING VP
                                                  Index Plus LargeCap
                                                  Portfolio -- 59,452.303 Units                               490,606

*           ING                                   Separate Account, Fidelity
                                                  VIP Growth Portfolio --
                                                  86,300.701 Units                                            646,284

*           ING                                   Separate Account, Fidelity
                                                  VIP II Contrafund --
                                                  4,051.437 Units                                              37,204

*           ING                                   Separate Account, ING T.
                                                  Rowe Price Growth Equity
                                                  Portfolio -- 7,290.058 Units                                 59,985

*           ING                                   Separate Account, Ariel
                                                  Appreciation Fund --
                                                  2,321.060 Units                                              19,323

*           ING                                   Separate Account, Ariel
                                                  Fund -- 22,031.207 Units                                    207,851

*           ING                                   Separate Account, Baron
                                                  Growth Fund -- 7,666.661 Units                               69,163

*           ING                                   Separate Account, Fidelity
                                                  Advisor Mid Cap Fund --
                                                  4,190.828 Units                                              36,057

                                                                     Page 3 of 4
                            CALLON PETROLEUM COMPANY
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                         Employer I.D. Number 94-0744280
                                 Plan Number 002
                    Schedule of Assets (Held at End of Year)
                                December 31, 2002

              (b) IDENTITY OF                                                                    (d)      CURRENT
(a)           ISSUER, BORROWER                   (c) DESCRIPTION                                           VALUE
--------------------------------------------------------------------------------------------------------------------------

          Pooled Accounts (Continued)
*           ING                                   Separate Account, Franklin
                                                  Balance Sheet Investment
                                                  Fund -- 3,966.426 Units                        $             37,186

*           ING                                   Separate Account, Franklin
                                                  Small-Mid Cap Growth
                                                  Fund -- 37,250.506 Units                                    292,164

*           ING                                   Separate Account, ING
                                                  American Century Small
                                                  Cap Value Portfolio --
                                                  225.678 Units                                                 1,841

*           ING                                   Separate Account, ING
                                                  VP Index Plus SmallCap
                                                  Portfolio -- 387.922 Units                                    3,441

*           ING                                   Separate Account, Lord
                                                  Abbett Mid-Cap Value
                                                  Fund -- 667.163 Units                                         6,152

*           ING                                   Separate Account, Prudential
                                                  Jennison Equity Opportunity
                                                  Fund -- 5,011.423 Units                                      40,592

*           ING                                   Separate Account, ING VP
                                                  International Value
                                                  Portfolio -- 14,810.917 Units                               131,226

*           ING                                   Separate Account,
                                                  Oppenheimer Global Fund --
                                                  1.972 Units                                                      16

*           ING                                   Separate Account, Templeton
                                                  Foreign Fund -- 0.824 Units                                       8

                                                                     Page 4 of 4
                            CALLON PETROLEUM COMPANY
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                         Employer I.D. Number 94-0744280
                                 Plan Number 002
                    Schedule of Assets (Held at End of Year)
                                December 31, 2002


              (b) IDENTITY OF                                                                    (d)      CURRENT
(a)           ISSUER, BORROWER                   (c) DESCRIPTION                                           VALUE
--------------------------------------------------------------------------------------------------------------------------

*         ING                                     Separate Account, Templeton
                                                  Growth Fund -- 13,207.511 units                $            121,844
                                                                                                 --------------------

                 Total Pooled Accounts                                                                      7,106,627

*         Participant Loans                       4.75 percent -- 7.5 percent
                                                  interest , maturity ranging 0-5
                                                  years, with residential
                                                  maturing in 30 years                                        778,344

*         Callon Petroleum Company                173,969 shares                                              595,504

          Equitable Life Assurance
            Society                               Life Insurance Policies                                      79,777
                                                                                                 ---------------------

                                                                                                 $          8,560,252
                                                                                                 =====================




*Party-in-interest

                                   SIGNATURES


       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               CALLON PETROLEUM COMPANY
                                (Registrant)

Date: October 15, 2003         By: /s/ John S. Weatherly
     -------------------           ---------------------------------------------
                               John S. Weatherly
                               Senior Vice President and Chief Financial Officer
                               (on behalf of the registrant and as the principal
                               financial officer

                                  EXHIBIT INDEX




 Exhibit Index          Description
----------------        --------------------------------------------------------

       23.1             Consent of Horne CPA Group, independent accountants